Exhibit 4.1

FIRST SUPPLEMENTAL INDENTURE

FIRST SUPPLEMENTAL INDENTURE (“Supplemental Indenture”) dated as of January 9, 2013, between SUNRISE SENIOR LIVING, INC., a Delaware corporation (the “Company”), and THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A., a national banking association, as trustee (the “Trustee”).

RECITALS OF THE COMPANY

WHEREAS, the Company and the Trustee are parties to that certain Indenture, dated as of April 20, 2011 (the “Indenture”), pursuant to which the Company issued its 5.00% Junior Subordinated Convertible Notes due 2041 (the “Notes”); and

WHEREAS, the Company is a party to that certain Agreement and Plan of Merger, dated as of August 21, 2012, by and among the Company, Brewer Holdco, Inc. (“Holdco”), Brewer Holdco Sub, Inc., Health Care REIT, Inc. (“HCN”) and Red Fox, Inc. (the “Merger Agreement”), pursuant to which, through a series of transactions (collectively, the “Merger”) and subject to the terms and conditions contained in the Merger Agreement, first, each share of Common Stock will be converted, into one share of common stock, par value $0.01 per share, of Holdco (each a “Share”) and, subsequently, each Share will be converted into the right to receive $12.40 in cash (the “Merger Cash Payment”);

WHEREAS, in accordance with the Merger Agreement, Holdco has declared a conditional special cash dividend (the “Special Cash Dividend”) in an amount of $2.10 in cash per Share (the “Dividend Cash Payment”) on each outstanding Share (assuming, for this purpose, that the holders of shares of Common Stock as of the close of business on January 8, 2013 are the owners of all of the outstanding Shares) to be paid by Holdco prior to the consummation of the Merger;

WHEREAS, the Dividend Cash Payment is to be paid to each holder of Shares concurrently with the payment of the Merger Cash Payment to such holder (such aggregate cash payment in an amount equal to $14.50), without interest and less any applicable withholding taxes;

WHEREAS, in connection with the foregoing, Section 13.06 of the Indenture provides that the Company shall execute a supplemental indenture providing that each Note shall, without the consent of any Holders of Notes, become convertible by reference only to the amount of Reference Property (as defined below); and

WHEREAS, all conditions for the execution and delivery of this Supplemental Indenture have been complied with or have been done or performed.

NOW, THEREFORE, THIS INDENTURE WITNESSETH:

In consideration of the foregoing and for other good and valuable consideration, receipt of which is hereby acknowledged, the Company and the Trustee agree as follows for the equal and ratable benefit of the Holders of the Notes:

ARTICLE 1

Definitions

Section 1.01. General. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Indenture.

ARTICLE 2

Agreements of Parties

Section 2.01 Conversion of Notes. In accordance with Section 13.06 of the Indenture and the Officers’ Certificate, dated January 9, 2013, from and after the date of this Supplemental Indenture, the right to convert each $1,000 principal amount of Notes will be changed to a right to convert such Notes by reference to the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) that a Holder of a number of shares of Common Stock equal to the Conversion Rate immediately prior to such transaction would have owned or been entitled to receive (the “Reference Property”), which will be (i) cash equal to $1443.67 per $1,000 principal amount of Notes based on a Conversion Rate of 116.4251  in the case of a Holder that elects to convert its Notes “in connection with a Make-Whole Fundamental Change” (as such phrase is defined in Section 13.02(a) of the Indenture) and (ii) cash equal to $1338.12 per $1,000 principal amount of Notes based on a Conversion Rate of 107.9130 in the case of a Holder that elects to convert its Notes other than “in connection with a Make-Whole Fundamental Change”.  The calculations in the immediately preceding sentence give effect to the increase in the Conversion Rate resulting from the payment of the Special Cash Dividend.  Holders of the Notes are entitled to receive at least as much cash per $1,000 principal amount of Notes as they would be entitled to receive if the Merger was effected without the payment of a Special Cash Dividend and the full merger consideration was instead paid by converting each Share into the right to receive $14.50 in cash.  The provisions of the Indenture, as modified herein, shall continue to apply, mutatis mutandis, to the Holders’ right to convert the Notes into the Reference Property.

ARTICLE 3

Miscellaneous Provisions

Section 3.01 Effectiveness; Construction. This Supplemental Indenture shall become effective upon its execution and delivery by the Company and the Trustee as of the date hereof. Upon such effectiveness, the Indenture shall be supplemented in accordance herewith. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Notes heretofore or hereafter authenticated and delivered under the Indenture shall be bound thereby. The Indenture and this Supplemental Indenture shall henceforth be read and construed together.

Section 3.02 Indenture Remains in Full Force and Effect. Except as supplemented hereby, all provisions in the Indenture shall remain in full force and effect.

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Section 3.03 Trustee Matters. The Trustee accepts the Indenture, as supplemented hereby, and agrees to perform the same upon the terms and conditions set forth therein, as supplemented hereby. The Trustee shall be entitled to the benefit of every provision of the Indenture relating to the conduct or affecting the liability or affording protection to the Trustee, whether or not elsewhere herein so provided. The recitals contained in this Supplemental Indenture shall be taken as the statements of the Company and the Trustee assumes no responsibility for their correctness. The Trustee makes no representation as to the validity or sufficiency of this Supplemental Indenture.

Section 3.04 No Third-Party Beneficiaries. Nothing in this Supplemental Indenture, express or implied, shall give to any Person, other than the parties to the Indenture, as supplemented hereby, and their successors, and to the Holders of the Notes, any benefit of any legal or equitable right, remedy or claim under the Indenture, as supplemented hereby.

Section 3.05 Severability. In case any provision of this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not be impaired thereby.

Section 3.06 Headings. The Article and Section headings of this Supplemental Indenture have been inserted for convenience of reference only and are not to be considered a part of this Supplemental Indenture and shall in no way modify or restrict any of the terms or provisions hereof.

Section 3.07 Successors. All agreements of the Company and the Trustee in this Supplemental Indenture shall bind their respective successors.

Section 3.09 Governing Law. This Supplemental Indenture shall be construed in accordance with the laws of the State of New York, without regard to conflicts of laws principles thereof.

Section 3.10 Counterpart Signatures. This Supplemental Indenture may be signed by the parties hereto in multiple counterparts. Each signed counterpart shall be deemed an original, but all of them together shall represent the same agreement.

[Signature page follows]

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IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first written above.

SUNRISE SENIOR LIVING, INC.

By:	/s/ Mark Ordan

Name: Mark Ordan
Title: Chief Executive Officer

[Signature Page to Supplemental Indenture]

THE BANK OF NEW YORK MELLON
TRUST COMPANY, N.A., as Trustee

By:	/s/ Francine Kincaid

Name: Francine Kincaid
Title: Vice President

[Signature Page to Supplemental Indenture]